Simpson Thacher & Bartlett llp
2475 hanover street palo alto, ca 94304 __________________
telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862		E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com
November 15, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), and in connection with the Registration Statement on Form S-1 (File No. 333-275004), initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 and as amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed on October 26, 2023 (as amended by Amendment No. 1, the “Registration Statement”), we hereby submit Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments in its letter, dated November 3, 2023 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 2 showing changes from Amendment No. 1.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.

Management’s discussion and analysis of financial condition and results of operations
Results of operations for the years ended December 31, 2022 and 2021, page 65

1.	We note your current amendment eliminated the following phrase from the cost of revenue discussion when comparing December 31, 2021 to December 31, 2022: “The higher increase in cost of revenue as compared to the increase in revenues reflects the Patientco acquisition and associated higher patient payment solution cost of revenues.” Please tell us, and revise to discuss, if the Patientco acquisition and associated higher patient payment costs had an effect on margins.

Also, tell us if management reviews margins as they relate to the patient payment and provider solutions product offerings.

The Company has restored the previously deleted sentence describing the decrease in margins for the comparative period as a result of the Patientco acquisition. See page 66. In addition, please note that on page 61 the Company discloses that “acquired solutions primarily generate volume-based revenue, with a higher cost of revenue relative to the cost of revenue for other Waystar solutions.” The Company also confirms that management, including its CEO as chief operating decision maker, does not review separate patient payment and provider solutions margins for planning purposes or evaluating financial performance.

Management
Composition of our board of directors after this offering, page 104

2.	Please expand your discussion here and/or in your related party disclosures to clarify all material corporate governance rights that are provided to your principal stockholders EQT, CPPIB, and Bain Capital. We note, for example, that one or more of these stockholders will have board observer rights and nomination rights for subsidiary boards or committees under certain circumstances.

The Company has revised its disclosure on pages 104 and 123 in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer

Matthew R. A. Heiman, Chief Legal & Administrative Officer

Waystar Holding Corp.

Jason M. Licht

Christopher J. Clark

Latham & Watkins LLP